FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas (ISIN: 0000120164 – NYSE: CGV)

Welcomes the Shareholders Agreement

between the FSI and IFPEN

PARIS, France – March 9 2012 – The Fonds Stratégique d’Investissement (FSI) and IFP Energies nouvelles (IFPEN) announced today the signature of a shareholders’ agreement relating to their shareholding in CGGVeritas, to implement a common policy on the matters relating to the Company.

CGGVeritas welcomes this decision by two of its main shareholders to conclude an agreement to support in common the long term strategy of the Company. The FSI and IFPEN will together own approximately 10.7% of the capital and 14.2% of the shareholders voting rights of CGGVeritas.

Jean-Georges Malcor, CEO, commented: « The presence of the FSI and of IFPEN in our capital secures the long term shareholders base of CGGVeritas. The signature of an agreement on a common vision of the long term growth and future of the Company between those two shareholders is a strong sign of recognition and support for the implementation of our strategy based on the development of high end technological products and services and value creation for all our shareholders. »

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini Tel: +33-16-447-3811 E-Mail: invrelparis@cggveritas.com	Hovey Cox Tel: +1-832-351-8821 E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique—Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 9, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP & CFO